

August 19, 2013

VIA E-Mail
Mr. Bryan K. Davis
Chief Financial Officer
Brookfield Office Properties, Inc.
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

> **Re:**   **Brookfield Office Properties, Inc.**
> **Form 40-F for the year ended December 31, 2012**
> **Filed on March 28, 2013**
> **File No. 001-14916**

Dear Mr. Bryan K. Davis:

We have reviewed your response letter dated July 11, 2013 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2012

Exhibit 99.2

Selected Financial Highlights

1.   We have considered your response to comment 2 of our letter dated June 26, 2013. We understand that these properties are all part of the portfolio that you manage; however, we continue to believe that these tables of information should highlight the differences in your control of these properties. In future Exchange Act filings please provide subheadings within the tables in order to present the consolidated properties separately from the properties held through participating loan interests and accounted for under the equity method.

Commercial Developments, page 24

2.   We note your response to comment 5 of our letter dated June 26, 2013. We continue to believe that, for completed developments, you should disclose costs per square foot, including clarifying whether leasing costs are included. Please revise your disclosure accordingly in future Exchange Act reports.

Commercial Property Operations, page 41

3.   We have considered your response to comment 7 of our letter dated June 26, 2013.   Since commercial property net operating income does not have any standardized meaning prescribed by IFRS, please also include, within your discussion of non-IFRS measures in future filings, a clear quantitative reconciliation from commercial property net operating income to the most directly comparable measure calculated in accordance with IFRS and presented in your financial statements.

Commercial Property Net Operating Income, page 42

4.   We note your response to comment 9 of our letter dated June 26, 2013. In future Exchange Act reports, please revise to clarify what you mean by operating costs specifically identified as non-recoverable under certain leases.

Lease Roll-Over Risk, page 52

5.   We note your response to comment 12 of our letter dated June 26, 2013. We continue to believe that you should provide the tenant improvements and leasing costs related to leasing activity on a per square foot basis for new and renewed leases as well as the per square foot rental rates for new and renewed leases. Please revise your disclosure accordingly in future Exchange Act reports or advise us specifically how the information provided on page 44 is sufficient to assess this information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant